Exhibit 12

Meritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions, except the ratios)

	Three months ended
	December 31,		Fiscal Year ended September 30,
	2011	2010	2011	2010	2009	2008	2007
Earnings Available for Fixed Charges (A):
Pre-tax income (loss) from continuing operations	$11	$18	$159	$76	$(52)	$131	$(41)

Less:
Equity in earnings of affiliates, net of dividends	(11)	(9)	(25)	(37)	10	(18)	(13)
	–	9	134	39	(42)	113	(54)
Add: fixed charges included in earnings:
Interest expense	24	27	98	114	98	101	125
Interest element of rentals	2	2	6	5	6	4	5
Total	26	29	104	119	104	105	130

Total earnings available for fixed charges:	$26	$38	$238	$158	$62	$218	$76

Fixed Charges (B):
Fixed charges included in earnings	$26	$29	$104	$119	$104	$105	$130
Capitalized interest	–	–	–	–	–	–	–
Total fixed charges	$26	$29	$104	$119	$104	$105	$130

Ratio of Earnings to Fixed Charges	1.00	1.31	2.29	1.33	N/A (C )	2.08	N/A (C )

(A)	“Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(C)	The ratio coverage was less than 1:1 for fiscal years 2009 and 2007. The company would have needed to generate additional pretax earnings of $42 million and $54 million to achieve coverage of 1:1 for fiscal years 2009 and 2007, respectively.